Exhibit 4.1

EMPLOYMENT SEPARATION AGREEMENT

This Employment Separation Agreement (the “Agreement”) is effective as of April 7, 2009, by and between Tan, Bian-Ee (“Employee”) and Avago Technologies Limited, a company organized under the laws of Singapore (the “Parent”), with reference to the following facts:

A. Employee’s status as an employee and officer of Parent and its subsidiaries and affiliates, including Avago Technologies (Malaysia) Sdn.Bhd., (collectively, the “Company”) has ended effective on December 31, 2008.

B. Employee and the Company desire to assure a smooth and effective transition of Employee’s duties to his successor and to wind-up their employment relationship amicably.

C. Employee and the Company desire to resolve certain other matters related to his compensation.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, the parties agree as follows:

1. Separation Date. Employee acknowledges that his status as an employee and officer of the Company ended on December 31, 2008 (the “Separation Date”).

2. Separation Payments. The Company shall continue to pay to Employee his base salary at the rate of US$509,965 per annum (“Base Salary”) through the Separation Date in accordance with the Company’s normal payroll practices. The Company shall pay to Employee any accrued but unpaid Base Salary along with any other payments required by applicable law in accordance with the Company’s normal termination pay procedures.

3. Other Separation Payments and Benefits. Without admission of any liability, fact or claim, the Company hereby agrees, subject to the execution hereof by both parties and Employee’s continuing performance of his obligations pursuant to this Agreement and that certain Agreement Regarding Confidential Information and Proprietary Development between the Company and Employee dated as of December 1, 2005, (the “ARCIPD”), to provide Employee the separation benefits as follows:

(a) Target Bonus. The Company shall pay to Employee US$462,000, which represents one hundred percent (100%) of Employee’s target bonus opportunity for fiscal year 2008, payable in Malaysia in a single cash lump sum within thirty five (35) days following the date this Agreement is signed by both parties; and EPF contributions in respect thereof at 12% of the said sum, amounting to US$55,440.

(b) Unused FTO; forex; and club membership. The Company shall pay to Employee the sum equivalent to US$61,327.40 in lieu of 34 days of unused FTO, and US$8,706.54 for forex adjustment within thirty five (35) days following the date this Agreement is signed by both parties. Employee agrees to cooperate with the Company in selling or transferring (at the Company’s discretion) the membership to the Sentosa Golf Club that is in his name, and transferring any proceeds thereof to the Company within ten (10) days of receipt.

(c) Separation Payment. The Company and Employee acknowledge that the Company shall pay Employee US$1,095,947.50, which Employee acknowledges comprises a separation payment, and consideration for Employee’s compliance with his obligations pursuant to Section 7 below; this sum shall be paid in Malaysia in a cash lump sum within thirty five (35) days following the date this Agreement is signed by both parties provided that Employee is in compliance with Employee’s obligations pursuant to Section 4 of this Agreement.

(d) Equity. The Company and Employee acknowledge that subject to the Management Shareholders Agreement by and among Parent, Employee and Bali Investments S.a.r.l., dated as of December 1, 2005 (the “Management Shareholders Agreement”), and pursuant to the terms of the Amended and Restated Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries, as amended from time to time (the “Equity Incentive Plan”), Employee has purchased 400,000 ordinary shares of Parent subject to a call right in favor of the Company (the “Call Right”) upon the termination of Employee’s employment with the Company (the “Co-Investment Shares”) and has been granted an option to purchase 1,800,000 ordinary shares of Parent at $5.00 USD per share (the “Option”). The Company and Employee acknowledge that, as of the Separation Date, the Option remains unvested with respect to 720,000 of the ordinary shares subject thereto (the “Unvested Shares”). The Company and Employee acknowledge and agree that the Option, as of the Separation Date, shall terminate with respect to all Unvested Shares for no consideration. The Company and Employee further acknowledge that, as of the Separation Date, the Option is vested with respect to 1,080,000 of the ordinary shares subject thereto (the “Vested Shares”). As a result of Parent’s exercise of its Call Right in the Co-Investment Shares and Employee’s exercise of his Option in regards to the Vested Shares, Parent shall (i) pay the sum of $3,248,000 USD and (ii) issue 574,382 ordinary shares of Parent to Employee (the “Issued Shares”). Employee acknowledges and agrees that upon such payment and issuance of the Issued Shares, he shall have no further right, title or interest in any options or the ordinary shares of Parent underlying any options other than the Issued Shares, the Equity Incentive Plan (with respect to such options) and any other agreements entered into with respect thereto. The Company and Employee acknowledge and agree that the Issued Shares shall remain subject to the exercise notice with respect thereto, the Management Shareholders Agreement and the Equity Incentive Plan. Employee further agrees to return share certificate number 35 within ten (10) days following the date this Agreement is signed by both parties for cancellation by Parent.

(e) Bonus and Other Compensation Arrangements. The Company and Employee acknowledge and agree that Employee will not be eligible to receive any bonus compensation or any other award or compensation under any Company bonus, equity or other compensation plan except as set forth herein.

(f) Taxes. Employee understands and agrees that all payments under this Agreement will be subject to appropriate tax withholding and other deductions, as and to the extent required by law. To the extent any taxes may be payable by the Employee for the benefits provided to him by this Agreement beyond those withheld by the Company, the Employee agrees to pay them himself and to indemnify and hold the Company and the other entities released herein harmless for any tax claims or penalties, and associated attorneys’ fees and costs, resulting from any failure by his to make required payments. Tax equalization will not apply to any payments made under this Agreement.

(g) Set-off Rights. Employee hereby authorizes the Company, in its sole discretion, to set-off any and all amounts owing by Employee to the Company, including, without limitation, amounts owing pursuant to Section 4 below, against any amounts owing by the Company to Employee, including, but not limited to, any amounts contemplated by this Section 3. Any amount owing to Employee by the Company that is set-off pursuant to this Section 3(g) shall be deemed to have been paid to Employee.

(h) Sole Separation Benefit. Employee agrees that the benefits provided by this Agreement are not required under the Company’s normal policies and procedures and are provided solely in connection with this Agreement. Employee further acknowledges and agrees that the payments referenced in this Agreement constitute adequate and valuable consideration, in and of themselves, for the promises contained in this Agreement.

4. Tax Equalization Payment Reimbursement. Employee acknowledges and agrees that the Company has made certain payments on behalf of Employee as reimbursement of Employee’s tax obligations in Malaysia as a result of Employee’s performance of services in Malaysia.

Employee acknowledges that in connection with the filing of his 2005 tax return, the Company paid in excess of US$342,000 it was not obligated to pay. Employee further acknowledges and agrees that Employee’s tax burden in Singapore will be reduced based on the amounts earned by Employee while performing services in Malaysia and that the amount of such reduction for 2008 is estimated to be US$112,000 as of the date of this Agreement. Employee hereby agrees, as full satisfaction of Employee’s obligation to reimburse the Company for said tax payments, to pay to the Company the amounts of US$342,000 and US$112,000 within thirty (30) days of the date this Agreement is signed by both parties.

5. Full Payment; Termination of Employment Agreement; Survival. Employee acknowledges that the payment and arrangements herein shall constitute full and complete satisfaction of any and all amounts properly due and owing to Employee as a result of his employment with the Company and the termination thereof. Nothing in this Section 5 shall diminish the obligations of the Company or Employee under the Management Shareholders Agreement and the ARCIPD.

6. General Release. As a material inducement for the Company to enter into this Agreement, and in exchange for the performance of the Company’s obligations under this Agreement provided for herein, Employee knowingly and voluntarily waives and releases all rights and claims, known and unknown, which Employee may have against the Company and/or any of the Company’s related or affiliated entities or successors, or any of their current or former officers, directors, managers, employees, agents, insurance carriers, auditors, accountants, attorneys or representatives, including any and all charges, complaints, claims, liabilities, obligations, promises, agreements, contracts, controversies, damages, actions, causes of action, suits, rights, demands, costs, losses, debts and expenses of any kind. This includes, but is not limited to, claims for employment discrimination, harassment, wrongful termination, constructive termination, violation of public policy, breach of any express or implied contract, breach of any implied covenant, fraud, intentional or negligent misrepresentation, emotional distress, defamation, any claims related to compensation or entitlement under the Company’s equity plans, or any other claims relating to Employee’s relationship with the Company. The matters that are the subject of the releases referred to in this Section 6 of this Agreement shall be referred to collectively as the “Released Matters.”

7. Non-Solicitation and Non-Compete.

(a) Non-Solicitation. For the period beginning as of the date of this Agreement and ending on the eighteen (18) month anniversary of the Separation Date (the “Restricted Period”), Employee shall not, either directly or indirectly and shall not permit any Covered Entity (as defined below) which is Controlled (as defined below) by Employee to, either directly or indirectly, (A) solicit, or take any other action that is intended to solicit, the business of any customers of the Company, (B) solicit, take away, or attempt to solicit or take away (either on such Employee’s behalf or on behalf of any other person or entity) any person (1) who is then an employee of the Company, or (2) who has terminated his or her employment with the Company within the six (6) months preceding such solicitation or other action, or (C) entice or solicit or attempt to induce, solicit or influence (either on such Employee’s behalf or on behalf of any other person or entity) any employee of the Company to terminate or otherwise leave their employment with the Company. Additionally, during the Restricted Period, Employee shall not, either directly or indirectly and shall not permit any Covered Entity which is Controlled by Employee to, either directly or indirectly, hire or attempt to hire (either on such Employee’s behalf or on behalf of any other person or entity) any person (1) who is then an employee of the Company, or (2) who has terminated his or her employment with the Company within the six (6) months preceding such hiring.

(b) Non-Compete. During the Restricted Period, Employee shall not, either directly or indirectly, individually or by or through any Covered Entity, participate in, assist, aid or advise in any way, any business or enterprise that competes with the Business in the Territory. During the restricted Period Employee shall not, either directly or indirectly, individually or by or through any Covered Entity, invest in (whether through debt or equity securities), contribute any capital or make any advances to, take an ownership interest or profit-sharing percentage in, seek to purchase or acquire, or receive income, compensation or consulting fees from, any entity or person involved in the Business in the Territory. Notwithstanding the foregoing, nothing contained in this Section 7(b) prohibits Employee or any Affiliate of Employee from owning less than five percent (5%) of any class of voting securities publicly held and quoted on a recognized securities exchange or inter-deal quotation system, of any issuer, and no such issuer shall be considered a Covered Entity solely by virtue of such ownership or the incidents thereof; provided, however, that Employee hereby acknowledges and agrees that the ownership of securities permitted herein is limited to a passive investment and that Employee is hereby prohibited from actively participating in the business of or otherwise maintaining a relationship with such issuer that would contravene the restricted activities contemplated by this Section 7 (b), other than to participate in the general rights and benefits as a shareholder thereof.

(c) Enforcement; Remedies. Employee hereby agrees and acknowledges that (i) the payments made pursuant to Section 3(c) above were made in substantial part in exchange for Employee’s agreement to comply with his obligations described in this Section 7, and (ii) the Company has a valid and legitimate business interest in protecting the Business in the Territory from any activity prohibited by this Section 7. Employee acknowledges that Employee’s expertise in the Business is of a special and unique character which gives this expertise a particular value, and that a breach of the covenants in this Section 7 by Employee will cause serious and irreparable harm to the Company. Employee therefore acknowledges that a breach of the covenants in this Section 7 by Employee cannot be adequately compensated in an action for damages at law, and that in the event of such a breach, in addition to any other remedies the Company may have under this Agreement or otherwise, including partial reimbursement of the payment made to Employee pursuant to Section 3(c) above, equitable relief would be necessary to protect the Company from the harm this Agreement is intended to prevent and the Company is entitled to preliminary and permanent injunctive and other equitable relief to prevent or curtail any breach of this Agreement without any requirement to prove actual damages or post a bond. Employee acknowledges, however, that no specification in this Agreement of a particular legal or equitable remedy may be construed as a waiver of or prohibition against pursuing other legal or equitable remedies in the event of a breach of this Agreement by Employee.

(d) Severability and Modification of Any Unenforceable Covenant. It is the parties’ intent that each of the covenants under this Section 7 be read and interpreted with every reasonable inference given to its enforceability. However, it is also the parties’ intent that if any term, provision or condition of the covenants is held to be invalid, void or unenforceable, the remainder of the provisions thereof shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is also the parties’ intent that if it is determined any of the covenants are unenforceable because of overbreadth, then the covenants shall be modified so as to make them reasonable and enforceable under the prevailing circumstances.

(e) Tolling. In the event of the breach by Employee of any covenant set forth in Section 7(a) or (b) hereof, the running of the Restricted Period, as applicable, shall be automatically tolled and suspended for the amount of time that the breach continues, and shall automatically recommence when the breach is remedied so that the Company shall receive the benefit of Employee’s compliance with the covenants.

(f) Definitions. For the purposes of this Section 7, the following terms are defined as follows:

1. “Affiliate” means, with respect to any party, any corporation, limited liability company, partnership, joint venture, firm and/or other entity which Controls, is Controlled by or is under common Control with such party.

2. “Business” means the business of the Company as of the effective date of this Agreement, and any other business activity or service in which the Company is engaged or making an active effort to develop business as of the Separation Date.

3. “Control” means (i) in the case of corporate entities, direct or indirect ownership of at least fifty percent (50%) of the stock or participating assets entitled to vote for the election of directors; and (ii) in the case of non-corporate entities (such as individuals, limited liability companies, partnerships or limited partnerships), either (A) direct or indirect ownership of at least fifty percent (50%) of the equity interest, or (B) the power to direct the management and policies of the non-corporate entity.

4. “Covered Entity” means every Affiliate of Employee, and every business, association, trust, corporation, partnership, limited liability company, proprietorship or other entity in which Employee has invested (whether through debt or equity securities), or has contributed any capital or made any advances to, or in which any Affiliate of Employee has an ownership interest or profit sharing percentage, or a firm from which Employee or any Affiliate of Employee receives or is entitled to receive income, compensation or consulting fees in which Employee or any Affiliate of Employee has an interest as a lender (other than solely as a trade creditor for the sale of goods or provision of services that do not otherwise violate the provisions of this Agreement); provided, however, that only entities whose management decisions are influenced by Employee shall be considered Covered Entities for purposes of this Agreement. The agreements of Employee contained herein specifically apply to each entity which is presently a Covered Entity or which becomes a Covered Entity subsequent to the date of this Agreement, and in both cases is a Covered Entity at the time of the violation of Section 7. Notwithstanding anything contained in the foregoing provisions to the contrary, the term “Covered Entity” shall not include the Company.

5. “Territory” means each and every state, county, city or other political subdivision or geographic location in the United States, Singapore, Malaysia or in any other territory or jurisdiction outside of the United States, Singapore and Malaysia, in each case in which the Company is engaged in the Business.

8. Transition and Availability; Other Agreements. The parties further agree that:

(a) Transition. Each of the Company and the Employee shall use their respective reasonable commercial efforts from the date hereof through the Separation Date to cooperate with each other in good faith to facilitate a smooth transition of Employee’s duties to other employees of the Company.

(b) Availability. During the period of time beginning on the Separation Date and ending on March 31, 2009 or such earlier date as determined by the Company in its sole discretion, Employee agrees to be available on a non-exclusive basis to provide such advice and transition support to the Company and its affiliates, and at such times and locations, as are reasonably requested by the Company. Employee acknowledges that such duties shall include matters related to the orderly wind-up and transition of Employee’s duties and responsibilities to the Company. In carrying out his duties, Employee shall abide by the policies, rules, regulations, and practices as adopted or modified from time to time in the Company’s sole discretion. The parties agree that the consideration provided for in this Agreement shall be sufficient to constitute adequate consideration for the fair value of the foregoing undertakings and transition support during such period of time. In providing any such services, Employee shall be an independent consultant and understands and agrees that he shall be responsible for any taxes with respect to the amounts paid to him under this Agreement and that his services may be terminated at any time in the Company’s sole discretion.

(c) Non-Disparagement. The parties agree that they shall not disparage, defame or criticize each other including the Company’s directors, officers, agents, partners, shareholders or employees, either publicly or privately. Nothing in this Section 8(c) shall have application to any evidence or testimony requested by or given to any court, arbitrator or government agency or authority.

(d) Cooperation. Subject to Employee’s other business pursuits, including other employment, Employee agrees to cooperate fully and promptly with the Company in its efforts to prosecute or defend itself against any claim, suit, demand or cause of action (not brought by the Company against Employee or by Employee against the Company); provided that the Company shall be responsible for any reasonable and documented out-of-pocket costs or expenses associated with such cooperation (including reasonable attorneys’ fees).

(e) Personal Expenses. Any personal expenses incurred by the Company on the Employee’s behalf, including personal charges to any Company credit card (if any), shall promptly be reimbursed by Employee upon presentation by the Company.

(f) Transfer of Company Property. Within thirty five (35) days of the Separation Date, or other later date as the Company may determine, Employee agrees to turn over to the Company any and all property, tangible or intangible, relating to its business, which he possessed or had control over at any time (including, but not limited to, Company-provided credit cards, building or office access cards, keys, computer or other business equipment, manuals, files, documents, records, software, employee database and other data), and that he shall not retain any copies, compilations, extracts, excerpts, summaries or other notes of any such manuals, files, documents, records, software, customer or employee database or other data files, memoranda, records, and other documents, and any other physical or personal property which are the property of the Company and which he had in his possession, custody or control, including any computers, cellular phones, PDAs or similar business equipment.

9. Confidentiality. Except as may be required by law, neither Employee, his attorneys, nor any person acting by, through, under or in concert with them, shall disclose the terms of this Agreement to any individual or entity. It shall not be a violation of this provision, however, for Employee to advise his accountant or similar professional advisor owing a duty of confidentiality to Employee of the terms of this Agreement and the Released Matters contained herein.

10. Employee Representations. Employee warrants and represents that (a) he has not filed or authorized the filing of any complaints, charges or lawsuits against the Company with any governmental agency or court, and that if, unbeknownst to Employee, such a complaint, charge or lawsuit has been filed on his behalf, he will immediately cause it to be withdrawn and dismissed, (b) he has reported all hours worked as of the date of this Agreement and has been paid all compensation, wages, bonuses, commissions, and/or benefits to which he may be entitled and no other compensation, wages, bonuses, commissions and/or benefits are due to his, except as provided in this Agreement, (c) he has no known workplace injuries or occupational diseases and has been provided and/or has not been denied any leave requested under applicable law, (d) the execution, delivery and performance of this Agreement by the Employee does not and will not conflict with, breach, violate or cause a default under any agreement, contract or instrument to which the Employee is a party or any judgment, order or decree to which the Employee is subject, and (e) upon the execution and delivery of this Agreement by the Company and the Employee, this Agreement will be a valid and binding obligation of the Employee, enforceable in accordance with its terms.

11. No Assignment. Employee warrants and represents that no portion of any of the Released Matters, and no portion of any recovery or settlement to which Employee might be entitled, has been assigned or transferred to any other person, firm or corporation not a party to this Agreement, in any manner, including by way of subrogation or operation of law or otherwise. If any claim, action, demand or suit should be made or instituted against the Company because of any such purported assignment, subrogation or transfer, Employee agrees to indemnify and hold harmless the Company against such claim, action, suit or demand, including necessary expenses of investigation, attorneys’ fees and costs.

12. Dispute Resolution. This Agreement is governed by and shall be construed in accordance with the laws of the Republic of Singapore and is subject to the exclusive jurisdiction of the Courts of the Republic of Singapore.

13. Miscellaneous. This Agreement, collectively with the Management Shareholders Agreement, the ARCIPD and the other agreements referenced herein, is the entire agreement between the parties with regard to the subject matter hereof. This Agreement shall be interpreted in accordance with the laws of Singapore. Whenever possible, each provision of this Agreement shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision shall be held to be prohibited or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or affecting the remainder of such provision or any of the remaining provisions of this Agreement. Employee acknowledges that there are no other agreements, written, oral or implied, and that he may not rely on any prior negotiations, discussions, representations or agreements. This Agreement may be modified only in writing, and such writing must be signed by both parties and recited that it is intended to modify this Agreement. This Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement. In the event of any material breach of this Agreement, not cured within ten (10) days after written notice, the non-defaulting party shall have all rights and remedies available under law. Each party shall be solely responsible for and shall bear all of its own costs and expenses incident to its obligations under and in respect of this Agreement, including, but not limited to, any such costs and expenses incurred by such party in connection with the negotiation, preparation, performance of and compliance with the terms of this Agreement (including, without limitation, the fees and expenses of legal counsel or other representatives).

IN WITNESS WHEREOF, the undersigned have caused this Employment Separation Agreement to be duly executed and delivered as of the date indicated next to their respective signatures below.

DATED: 3/8/2009

/s/ Bian-Ee Tan
Tan, Bian-Ee

AVAGO TECHNOLOGIES LIMITED

DATED: 4/7/2009

By:	/s/ Hock E. Tan
Name:	Hock E. Tan
Title:	President and Chief Executive Officer